Lisa M. Buchanan Executive Vice President and General Counsel

August 28, 2008

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 7010

Washington, D.C. 20549

Re:

Cal Dive International, Inc.

Registration Statement on Form S-3

Registration No. 333-148142

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effectiveness of the above-captioned registration statement, No. 333-148142 (the “Registration Statement”), be accelerated so that it will become effective at 3:00 p.m. Washington, D.C. time on August 28, 2008 or as soon thereafter as practicable. The undersigned hereby acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the undersigned may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CAL DIVE INTERNATIONAL, INC.

By:	/s/ Lisa M. Buchanan
Lisa M. Buchanan Executive Vice President, General Counsel and Secretary

2500 CityWest Boulevard, Suite 2200 • Houston, TX 77042 • Phone (713) 586-7310 • Fax (713) 586-7338